UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 1)
Filed by the Registrant ☐
Filed by a Party other than the Registrant ☑
Check the appropriate box:
☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

CNS RESPONSE, INC.

(Name of Registrant as Specified In Its Charter)

Leonard J. Brandt

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☑	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

The following information is being provided for your benefit about the uncompensated stockholders of CNS Response, Inc, who wrote correspondence in support of Leonard J. Brandt sent by email to you.
None of these persons (i) was compensated by Leonard J. Brandt for writing such correspondence or otherwise, (ii) is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of CNS Response, Inc., (iii) has any arrangement or understanding with any person—(A) with respect to any future employment by CNS Response, Inc. or its affiliates; or (B) with respect to any future transactions to which CNS Response, Inc. or any of its affiliates will or may be a party, or (iv) is a party to (A) an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected or (B) any transaction, since the beginning of the CNS Response, Inc.’s last fiscal year, or any currently proposed transaction, in which CNS Response, Inc. was or is to be a participant and the amount involved exceeds $120,000.
Lawrence M. Baill, attorney, is a partner at the law firm Yost & Baill LLP with a business address of Yost & Baill, 2050 US Bank Plaza South, 220 South 6th Street, Minneapolis, MN 55402. Mr. Baill beneficially owns 44,727 shares of CNS Response, Inc. Common Stock and has had no transactions in CNS Response, Inc. Common Stock within the past two years.
Sharon A. Keene, M.D. is a practicing medical doctor and surgeon. Dr. Keene’s principal business address is 310 North Wilmot Rd., Suite 304, Tucson, AZ 85711. Dr. Keene also serves as Chief Medical Officer of HairDx, LLC a wholly-owned subsidiary of PharmaGenoma, Inc. and an FDA registered pharmacogenomics research and development company. HairDx LLC markets the first genetic test for male and female hair loss. HairDx, LLC’s business address is 17682 Mitchell North, Suite 203, Irvine, CA 92614. Dr. Keene beneficially owns 181,226 shares of CNS Response, Inc. Common Stock and has had no transactions in CNS Response, Inc. Common Stock within the past two years.
John K. Pike is a business consultant with CEO Coach, Inc. His principal business address is 31587 Aguacate Road, San Juan Capistrano, CA 92675. Mr. Pike beneficially owns 107,384 shares of CNS Response, Inc. Common Stock. On or about August 10, 2009, Mr. Pike exercised warrants to purchase 50,797 shares of CNS Response, Inc. Common Stock with an exercise price $0.01 per share. Mr. Pike has had no other transactions in CNS Response, Inc. Common Stock within the past two years.
Max A. Schneider, M.D., is a licensed medical doctor. Dr. Schneider’s practice focuses on addiction medicine. His principal business address is Max A. Schneider, Inc., 311 E. Kirkwood Ave., Orange, CA 92869. Dr. Schneider also serves as a Clinical Professor at the University of California Irvine College of Medicine located in Irvine, California and as Director of Education for the Positive Achievement Center at Chapman Medical Center located in Orange, CA. Dr. Schneider beneficially owns 143,867 shares of CNS Response, Inc. Common Stock and has had no transactions in CNS Response, Inc. Common Stock within the past two years.
Spenser Segal is the Chief Executive Officer of ActiFi, Inc., a financial services company. ActiFi, Inc.’s principal business address is 3030 Harbor Lane North, Plymouth, MN 55447. Mr. Segal beneficially owns 56,168 shares of CNS Response, Inc.
Common Stock and has had no transactions in CNS Response, Inc. Common Stock within the past two years.

The following two pages were filed on August 27, 2009, SEC Accession No. 0000950123-09-038783

ATTENTION BROKERS, BANKS AND OTHER NOMINEE HOLDERS OF COMMON STOCK OF CNS RESPONSE, INC. THROUGH CEDE & CO.—
ATTACHED IS THE FORM OF PROXY SOLICITED BY LEONARD J. BRANDT (REVISED AUGUST 26, 2009) FOR YOUR USE.
THE FORMS OF PROXY (WHICH ARE ALSO ON BLUE PAPER) IN THE INDIVIDUAL SETS OF MATERIALS FORWARDED TO YOU, CONCURRENTLY OR PREVIOUSLY, BY CNS RESPONSE ARE SUPERSEDED BY THE ATTACHED FORM OF PROXY ON BLUE PAPER.
MR. BRANDT LOOKS FORWARD TO RECEIVING PROXIES ON THE ATTACHED REVISED FORM. THANK YOU.
or
ATTENTION STOCKHOLDERS OF RECORD OF COMMON STOCK OF CNS RESPONSE, INC.—
ATTACHED IS THE FORM OF PROXY SOLICITED BY LEONARD J. BRANDT (REVISED AUGUST 26, 2009) FOR YOUR USE IN CONNECTION WITH THE MEETING ON SEPTEMBER 4, 2009 AND ANY ADJOURNMENT THEREOF.
THE FORMS OF PROXY (WHICH ARE ALSO ON BLUE PAPER) IN THE INDIVIDUAL SETS OF PROXY MATERIALS MAILED TO YOU PREVIOUSLY BY LEONARD BRANDT ARE SUPERSEDED BY THE ATTACHED FORM OF PROXY ON BLUE PAPER.
MR. BRANDT LOOKS FORWARD TO RECEIVING PROXIES ON THE ATTACHED REVISED FORM. THANK YOU.

PROXY
THIS PROXY IS SOLICITED BY LEONARD J. BRANDT FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD SEPTEMBER 4, 2009, AT 1:00 PM EASTERN TIME, AND ANY ADJOURNMENT THEREOF (THE “SPECIAL MEETING”). THIS PROXY WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED HEREON. IF NO INDICATION IS MADE, THE SIGNED AND DATED PROXY WILL BE VOTED FOR ALL PROPOSALS.
The undersigned stockholder of CNS RESPONSE, INC., a Delaware corporation (the “Company”), hereby appoints Leonard J. Brandt as proxy and attorney-in-fact with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Special Meeting and to vote all shares of Common Stock that the undersigned would be entitled to vote if then and there personally present, on the matters set forth below, to vote for any substitute nominee designated by Leonard J. Brandt in any of the persons named below is unable to serve or for good cause will not serve, to vote in the sole discretion of Leonard J. Brandt on any other matter or matters that may properly come before the meeting, to vote on matters incident to the conduct of the meeting, to receive this proxy by electronic transmission and to copy and deliver this proxy in any manner.
PROPOSAL 1: TO ELECT THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS OF CNS RESPONSE, INC. TO SERVE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED. THERE IS NO ASSURANCE THAT THE REGISTRANT’S NOMINEES WILL SERVE IF ELECTED WITH ANY OF LEONARD J. BRANDT’S NOMINEES.

☐ APPROVE ALL	☐ WITHHOLD APPROVAL AS TO ALL	☐ ABSTAIN
TO WITHHOLD APPROVAL AS TO ANY INDIVIDUAL(S), STRIKE OUT THE NAME(S) BELOW.
Leonard J. Brandt William E. Bunney, Jr., M.D. William Murray
Mordechay Yekutiel Andy Goren David W. Mazepink
PROPOSAL 2: TO APPROVE AN ADJOURNMENT OF THE MEETING TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE MEETING TO CONSTITUTE A QUORUM OR TO APPROVE PROPOSAL 1.

☐ FOR	☐ AGAINST	☐ ABSTAIN
THE UNDERSIGNED AUTHORIZES LEONARD J. BRANDT OR HIS DESIGNATES TO DELIVER THIS PROXY AND COPIES THEREOF AT THE MEETING OR TO CNS RESPONSE, INC. OR ITS AGENTS IN ANY MANNER.
SIGNATURE(S) [EACH PROXY MUST BE SIGNED AND DATED.]
Dated:_______________________, 2009

(Signature of Stockholder)	Print Name

(Signature if held jointly)	Print Name
PLEASE FAX THIS PROXY TO 949-743-2785
OR SEND IT TO LEONARD J. BRANDT IN THE ENCLOSED ENVELOPE.